Exhibit 99.1

Campbell Resources Inc.
PRESS RELEASE
FOR IMMEDIATE RELEASE
Campbell Resources Announces closing of the final tranche of previously announced financing
Montréal, June 17, 2008 - Campbell Resources Inc. (TSX: CCH, OTC Bulletin Board: CBLRF) (“Campbell”) is pleased to announce that a group of investors has purchased 2,083,333 flow-through common shares of Campbell at $0.12 each for total proceeds of $250,000. This is the final tranche of a previously announced non-brokered private placement. With this final tranche, $3.54 million has been raised, which is higher than the previously-announced total of $3.5 million.
A cash commission of 6% of the proceeds was paid to an agent.
All securities issued pursuant to the private placement are subject to a four-month hold period. The private placement is subject to final approval by the Toronto Stock Exchange.
Campbell intends to use the proceeds of the financing to continue its exploration program at the Corner Bay property and other properties it owns in the Chibougamau area.
About Campbell Resources Inc.
 Campbell concentrates on the development and exploitation of copper and gold mining properties in the Chibougamau region of Quebec. The geographical grouping of its operations allows Campbell to realize economies of scale and to focus development within access to existing infrastructures. Campbell’s main operations include the Copper Rand and Merrill mines, the Corner Bay project and the Copper Rand mill. Campbell’s headquarters are located in Montreal, Quebec.
Certain information contained in this release may contain “Forward-Looking Statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks, assumptions and uncertainties, including those “Risk Factors” set forth in the Campbell’s current Annual Report on Form 20-F for the year ended December 31, 2007, which may cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold and copper prices which affect the profitability and mineral reserves and resources of Campbell. The key assumptions underlying the forward-looking statements contained in this release are that the gold and copper prices remain equal to or above the prices disclosed herein. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Forward-looking statements are expressly qualified in their entirety by this cautionary statement.

For more information:

Campbell Resources Inc. André Fortier, President and Chief Executive Officer Tel.: 514-875-9037 Fax: 514-875-9764 afortier@campbellresources.com	Renmark Financial Communications Inc. Henri Perron, hperron@renmarkfinancial.com Julien Ouimet, jouimet@renmarkfinancial.com Tel.: 514-939-3989 Fax: 514-939-3717 www.renmarkfinancial.com